Exhibit 10.3

SUMMARY OF AMENDMENT TO

VINTAGE PETROLEUM, INC.

PERFORMANCE-BASED CASH BONUS

PROGRAM FOR CHIEF EXECUTIVE OFFICER

On December 22, 2004, the Compensation Committee of the Board of Directors of Vintage Petroleum, Inc., a Delaware corporation (the “Company”), established a performance-based cash bonus program for Charles C. Stephenson, Jr., the Chairman of the Board, President and Chief Executive Officer of the Company, (the “CEO Bonus Program”), the purpose of which is to enhance stockholder value by providing Mr. Stephenson with added incentive to achieve certain specific performance goals.

The CEO Bonus Program establishes a base cash bonus amount of $1.2 million (the “Base Amount”). Under the CEO Bonus program, Mr. Stephenson has the ability to earn a cash bonus in the amount of 0% to 200% of the Base Amount (or $0 to $2.4 million), based upon the Company’s “total stockholder return” as compared to the “total stockholder return” of each company in a peer group of companies selected by the Compensation Committee during a performance period commencing on January 1, 2004, and ending on December 31, 2006. The amount of the cash bonus earned, if any, will depend on the “Company’s rank” among the peer group of companies. In the event of a “change in control” of the Company (as defined in the Company’s 1990 Stock Plan, as amended) prior to the date of determination of whether he is entitled to a bonus, Mr. Stephenson will receive the Base Amount.

Effective October 13, 2005, the Compensation Committee modified the CEO Bonus Program to provide that in the event the proposed merger of the Company with and into Occidental Transaction 1, LLC, a Delaware limited liability company and wholly-owned subsidiary of Occidental Petroleum Corporation, a Delaware corporation (the “Merger”), occurs, Mr. Stephenson will be paid 200% of the Base Amount, or $2.4 million. This amount is payable at the closing of the Merger.